FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of April 2008

Commission File Number	000-30224

CRYPTOLOGIC LIMITED
Alexandra House The Sweepstakes Ballsbridge Dublin 4

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....☒..... Form 40-F...☐...

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 18, 2008	CRYPTOLOGIC LIMITED ________________________ Stephen Taylor Chief Financial Officer

FOR IMMEDIATE RELEASE

Symbol: TSX: CRY & CXY; NASDAQ: CRYP; LSE: CRP

CryptoLogic debuts Street Fighter® II action and Movie Mayhem

E-gaming software leader’s newest lineup features

epic arcade action, great graphics and giant jackpots

April 18, 2008 (Dublin, IRELAND, and Toronto, CANADA) – CryptoLogic(,a leading software developer to the global Internet gaming market, today introduced seven exclusive casino games, highlighted by the Internet’s first-ever slot version of the world-famous Street Fighter® II arcade game. Get ready to rumble as electrifying match-ups, legends of the silver screen, exciting bonus rounds and dazzling visuals take players to a new level of excitement.

“CryptoLogic delivers unique games that engage and entertain players around the world – and our latest casino games demonstrate our deep commitment to the player experience,” said Brian Hadfield, CryptoLogic’s President and CEO. “Just as Street Fighter profoundly changed the world of video games, CryptoLogic innovations are profoundly changing the world of Internet casinos — for the benefit of customers and players alike.”

The new Street Fighter® II slot, available to CryptoLogic licensees through its subsidiary, WagerLogic( Ltd., kicks online entertainment into high gear as players take to the streets as their favourite characters – including Ken, Ryu, Guile, Chun-Li or Sagat. Your Street Fighter® will face off against the evil Bison in a wild re-spin feature that provides some of the highest payouts on the Internet. This 3D masterpiece will leave players exhilarated, and eager to be the last one standing.

Exploding onto the scene in 1987, Street Fighter® ignited the fighting game genre, and the release of Street Fighter® II in 1991 marked the beginning of a new mass-market video game phenomenon. The Street Fighter® series has sold more than 500,000 coin-operated units and more than 24 million console games worldwide – and generated more than a billion dollars in revenue. Street Fighter® fuelled new innovations and creativity to make fighting games one of the most popular video game categories.

Today’s newest game release also includes a stunning suite of four-level jackpot slots, available exclusively to CryptoLogic licensees. Called Movie Mayhem, these progressive slot games provide today’s sophisticated online casino players with spectacular animation and giant jackpots.

Based on classical film genres, Movie Mayhem explores unique settings: from the roaring twenties to mystical worlds; from outer space to rolling green hills. The games — Silent Screen, Fantasy Realm, Outta Space Adventure and Sunday Afternoon Classics — feature memorable characters such as the powerful centaur, astronauts, demanding directors and leading men on horseback. Free spin rounds, random jackpots and interactive bonus rounds will have players enjoying these games from dusk till dawn.

TEL 353 (0) 1 631 9000 FAX 353 (0) 1 631 9001

ALEXANDRA HOUSE, THE SWEEPSTAKES, BALLSBRIDGE, DUBLIN 4, IRELAND

A globe-trotting gnome and a hysterical dad round out the latest casino release as the stars of CryptoLogic’s two newest 30-payline games. The travel-themed adventures of the Roamin’ Gnome, in which players can select from different countries on a map to unveil prizes, and Dad’s Day In, a comedic look at what happens when Dad is left in charge of the household for a day, will amuse and engage players with high-paying symbols and sensational bonus-round features.

“From legendary arcade fighters to multi-level jackpot slots with a nostalgic movie feel, CryptoLogic is dedicated to providing the ultimate Internet gaming experience,” said Justin Thouin, CryptoLogic’s Vice President, Product Management and Business Development. “CryptoLogic’s latest casino games showcase the player knowledge, creativity, and talent on our software team — and the innovation that will help our licensees attract and build player loyalty.”

With more than 200 games, including popular casino versions of leading casual games such as Bejeweled(, Cubis(, Jewel Quest( and Sudoku(, CryptoLogic has one of the most comprehensive casino suites on the Internet today. CryptoLogic has earned acclaim for its world-class Internet software, including Gambling Online Magazine’s Top Casino Software award for the past three years. The award, based on the votes of readers, players and web visitors, is widely considered the industry’s top honour.

About CryptoLogic® (www.cryptologic.com)

Focused on integrity and innovation, CryptoLogic Limited is a world-leading, blue-chip public developer and supplier of Internet gaming software. Its leadership in regulatory compliance makes CryptoLogic one of the very few companies with gaming software that is certified to strict standards similar to land-based gaming. WagerLogic Limited, a subsidiary of CryptoLogic, licenses the company’s gaming software and services to leading gaming and entertainment brands that serve non-U.S.-based players around the world. For information on WagerLogic, visit www.wagerlogic.com.

STREET FIGHTER is either a registered trademark or trademark of CAPCOM U.S.A., INC. in the United States or other countries. Used under license from Capcom Entertainment, Inc. All rights reserved.

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For more information, please contact:

Argyle Communications, (416) 968-7311 (North American & gaming industry media)
Daniel Tisch, ext. 223/dtisch@argylecommunications.com
Karen Passmore, ext. 228/kpassmore@argylecommunications.com

Corfin Communications (UK media)
Neil Thapar, +44 207 977 0020
William Cullum, +44 207 977 0020
Harry Chathli, +44 207 979 0020

CRYPTOLOGIC FORWARD LOOKING STATEMENT DISCLAIMER:

Statements in this press release, which are not historical are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risks and uncertainties including, without limitation, risks associated with the Company’s financial condition and prospects, legal risks associated with Internet gaming and risks of governmental legislation and regulation, risks associated with market acceptance and technological changes, risks associated with dependence on licensees and key licensees, risks relating to international operations, risks associated with competition and other risks detailed in the Company’s filings with securities regulatory authorities. These risks may cause results to differ materially from those projected in the forward-looking statements.